Exhibit 10.1

Pharmacopeia Drug Discovery, Inc.

Incentive Compensation Plan

Purpose

This plan is designed to provide Pharmacopeia Drug Discovery, Inc. (Pharmacopeia) employees with an incentive to achieve the Company’s annual corporate objectives.

Corporate Objectives

Major objectives for each year will be established by the Board of Directors

Evaluation of Corporate Performance

The Compensation Committee will evaluate corporate performance against each objective as follows:

Description of Performance	Performance Rating
Made significant progress toward achieving the objective	0 to 94%
Achieved objective	95 to 105%
Exceeded objective	106 to 150%
Outstanding achievement	151 to 200%

Overall Corporate Rating and Bonus Pool

An overall corporate rating will be determined by multiplying each goal’s weighting by each goal’s performance rating.

Determination of the Bonus Pool

The Compensation Committee will determine the bonus pool.  The bonus pool will be based upon the overall corporate rating multiplied by the salaries of bonus eligible employees multiplied by their individual bonus targets.

Bonus Pool Allocation

The Compensation Committee shall annually review and approve bonus awards for the CEO and his executive direct reports.  For payment of bonuses to the CEO and his direct reports, a minimum overall corporate performance rating of 70% must be achieved.  For all other employees, the CEO will review and approve the allocations of the bonus pool based upon the achievement of overall corporate performance and the contribution of each group to the corporate objectives.

Determination of Individual Bonuses

Each employee has individual goals for each year.  These relate directly to the corporate goals.  Individual bonuses will be based on the overall corporate rating, the achievement of each objective, individual performance for both teams and departments, and bonus eligibility.  Each of these factors will impact any bonus awards.  The Compensation Committee may also consider individual discretionary bonus payments for exceptional individual or team performance.

Criteria

•                  Bonus payments, if awarded, will be distributed in March of the subsequent year.

•                  Employees must be actively employed on the day the bonus payout is distributed in order to receive that bonus payout.

•                  New hires are eligible for the Incentive Program after completion of 90 days of employment, and bonus payments will be prorated for the year’s length of service.

•                  Employees must have attended all mandatory training and acknowledged compliance with all policies and required SOPs in order to receive the bonus payout.

•                  Managers must have completed performance reviews for all of their employees in order to receive the bonus payout.

•                  Bonus eligibility will be prorated for any time during the year that an employee is on a Performance Improvement Plan or under any formal disciplinary action.  In addition, an employee will be ineligible to receive a bonus if they are on a Performance Improvement Plan or under any formal disciplinary action at the time of bonus payout.

•                  Pharmacopeia reserves the right to modify this plan at any time.

Adopted by Compensation Committee of the Board of Directors February 24, 2005